

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 28, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Munjit Johal
Chief Financial Officer
Davi Skin, Inc.
4223 Glencoe Avenue, Suite B130
Marina Del Ray, California 90292

      RE: Form 10-KSB for the fiscal year ended December 31, 2007
              Form 10-Q for the period ended June 30, 2008
                 File No. 1-14297

Dear Mr. Johal:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

                Sincerely,

                Rufus Decker
                Accounting Branch Chief